Exhibit 12.1
ENCORE ACQUISITION COMPANY
RATIOS OF EARNINGS (LOSS) TO FIXED CHARGES
(in thousands, except ratios)

	Year ended December 31,
	2009	2008	2007	2006	2005
Income (loss) before income taxes	$(130,060)	$726,685	$24,153	$147,804	$157,373
Adjustments:
Add fixed charges:
Interest expense	79,017	73,173	88,704	45,131	34,055
Rental expense attributable to interest	1,644	1,943	1,831	1,547	1,049

Total fixed charges	80,661	75,116	90,535	46,678	35,104

Adjusted earnings (loss)	$(49,399)	$801,801	$114,688	$194,482	$192,477

Ratio of earnings (loss) to fixed charges (a)	(0.6)	10.7	1.3	4.2	5.5

(a)	For 2009, earnings as defined were inadequate to cover fixed charges as defined by $130.1 million.